UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*
CBL & Associates Properties, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
124830-10-0

(CUSIP Number)
December 20, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	124830-10-0	13G	Page	2	of	6	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). William B. Summers, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		7,535,483

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,535,483

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,535,483

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1(a).	Name of Issuer:

CBL & Associates Properties, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2030 Hamilton Place Blvd., Suite 500, Chattanooga, TN 37421

Item 2(a).	Name of Person Filing:

William B. Summers, Jr., individually in his capacity as trustee

Item 2(b).	Address of Principal Business Office or, if none, residence:

20749 Beach Cliff Boulevard, Rocky River, Ohio 44116

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:

124830-10-0

Item 3.

Not Applicable

Item 4.	Ownership.
(a)	Amount beneficially owned:

7,535,483 shares of Common Stock are held beneficially by Mr. Summers by virtue of his position as trustee for the (i) David H. Jacobs Marital Trust dated August 24, 1987 (F/B/O David H. Jacobs, Jr.) (holding 1,801,619 shares); (ii) David H. Jacobs Marital Trust dated August 24, 1987 (F/B/O Marie D. Jacobs) (holding 1,801,619 shares); (iii) David H. Jacobs Marital Trust dated August 24, 1987 (F/B/O John W. Jacobs) (holding 1,801,618 shares); (iv) David H. Jacobs and Barbara M. Jacobs Irrevocable Trust dated March 30, 1972 (F/B/O David H. Jacobs, Jr.) (holding 491,283 shares); (v) David H. Jacobs and Barbara M. Jacobs Irrevocable Trust dated March 30, 1972 (F/B/O Marie D. Jacobs) (holding 491,283 shares); and (vi) David H. Jacobs and Barbara M. Jacobs Irrevocable Trust dated March 30, 1972 (F/B/O John W. Jacobs) (holding 1,148,061 shares).

(b)	Percent of class:

5.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 7,535,483 ,

(ii)	Shared power to vote or to direct the vote 0 ,

(iii)	Sole power to dispose or to direct the disposition of 7,535,483 ,

(iv)	Shared power to dispose or to direct the disposition of 0 .
Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The trusts and their beneficiaries set forth in Item 4(a) above have the right to receive the proceeds from the sale of the Common Stock of CBL & Associates Properties, Inc.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2010
(Date)

/s/ William B. Summers, Jr.
(Signature)

William B. Summers, Jr.
(Name/Title)